EXHIBITS

EXHIBIT 99.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-155201, 333-155201-01) and the Registration Statements on Form S-8 (No. 333-126715 and 333-141397) of Royal Dutch Shell plc of our report dated March 11, 2009, relating to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London

March 11, 2009

Shell Annual Report and Form 20-F 2008  E10